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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*

                 TRIMARK HOLDINGS, INC. (formerly Vidmark, Inc.)
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE US$0.001 PER SHARE
                         (Title of Class of Securities)

                       89621J 10 0 (formerly 92658E 10 2)
                                 (CUSIP Number)

                                  Mr. Reza Amin
                           c/o Trimark Holdings, Inc.
                         4553 Glencoe Avenue, Suite 200
                        Marina del Rey, California 90292
                                 (310) 314-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the NOTES).

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CUSIP No. 89621J 10 0                                SCHEDULE 13D
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Reza Amin
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]   (b) [ ]
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS
                  OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                     [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Iran
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
          ----
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     8    SHARED VOTING POWER
          571,316 (see Item 5)
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     9    SOLE DISPOSITIVE POWER
          571,316 (see Item 5)
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     10   SHARED DISPOSITIVE POWER
          ----
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       571,316 (see Item 5)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
       (see Item 5)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
       12.2%
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14     TYPE OF REPORTING PERSON
       IN
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       * Based on 4,692,000 shares of Common Stock issued and outstanding on
March 31, 2000 as reported by the Company on its Form 10-Q filed with the Securities and Exchange Commission on May 15, 2000.

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ITEM 1     SECURITY AND ISSUER

         Reza Amin ("Mr. Amin") hereby amends the Schedule 13G originally filed with the Securities and Exchange Commission (the "Commission") on February 28, 1991, as amended by Amendment No. 1 thereto on Schedule 13G, filed with the Commission on February 10, 1993, which relates to the common stock, US$0.001 par value per share (the "Common Stock"), of Trimark Holdings, Inc., a Delaware corporation (the "Company").

The principal executive offices of the Company are located at 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292.


ITEM 2     IDENTITY AND BACKGROUND

         Mr. Amin is a citizen of Iran whose principal occupation is serving as a Vice President of Giant Video, Inc., a corporation which owns and operates 20/20 Video, a video specialty store. His principal business address is 1833 South Vermont Avenue, Los Angeles, California 90006.

         During the last five years, Mr. Amin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3     SOURCE AND AMOUNT OF CONSIDERATION

         No funds or other consideration were used by Mr. Amin to purchase any securities of the Company within the last sixty days.

         As more fully described in Item 4 hereof, Lions Gate Entertainment Corp., a corporation formed under the laws of British Columbia ("Lions Gate"), and Mr. Amin have entered into the Voting Agreement (as such term is defined in Item 4) in connection with the Merger (as such term is defined in Item 4). The transactions contemplated by the Voting Agreement are not expected to require the expenditure of any funds. Mr. Amin entered into the Voting Agreement as an inducement and a condition to Lions Gate entering into the Merger Agreement (as such term is defined in Item 4).


ITEM 4     PURPOSE OF TRANSACTION

         On June 6, 2000, the Company, Lions Gate and LGE Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Lions Gate ("Merger Sub"), executed that certain Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Company by the form of a merger (the "Merger") of the Company with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Lions Gate. In the Merger, each share of the Common Stock will be exchanged for (i) US$4.50 in cash and (ii) two (2) shares, without par value, of the common shares of Lions Gate (the "Lions Gate Common Shares"); provided, however, that if the average of the last reported sale price of Lions Gate Common Shares on the American Stock Exchange during the 30 consecutive trading days calculated as of the fifth calendar day preceding the Company's stockholder meeting (and not any adjournment thereof) to vote on the Merger (the "Current Market Price") is less than US$2.75 per share, then the number of Lions Gate Common Shares to be issued for each share of Common Stock shall be the result obtained by dividing US$5.50 by the Current Market Price. The consummation of the Merger is subject to the approval of the Merger by holders of a majority of the Common Stock and to certain other customary closing conditions. A copy of the Merger Agreement is attached hereto as Exhibit 99.1.

         In connection with the Merger Agreement, Mr. Amin, Mark Amin (each of Mr. Amin and Mark Amin, a "Stockholder") and Lions Gate entered into that certain Trimark Stockholders Voting Agreement, dated June 6, 2000 (the "Voting Agreement"), with respect to each Stockholder's shares of the Common Stock now owned, whether

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beneficially or of record, and which may hereafter be acquired by such
Stockholder, within the meaning of Rule 13d-3 of the Exchange Act. A copy of the Voting Agreement is attached hereto as Exhibit 99.2.

         Pursuant to the Voting Agreement, each Stockholder, solely in each of their individual capacities as a stockholder of the Company and not as a director of the Company, as the case may be, agreed that at any meeting of the holders of Common Stock, however called, or in connection with any written consent of the holders of the Common Stock, to vote each of their outstanding shares of Common Stock (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof and of the Voting Agreement, and (ii) except as permitted by the Merger Agreement or as otherwise agreed to in writing in advance by Lions Gate, against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger. Each Stockholder further agreed not to enter into any written agreement with any third party the effect of which would, as determined in the sole discretion of such Stockholder, be inconsistent or violative of the provisions and agreements contained in the foregoing sentence.

         Each Stockholder further agreed that so long as the Board of Directors of the Company and the Company have not exercised their respective rights specified in Sections 6.5(c) and 11.1(c) of the Merger Agreement, each would not directly (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Common Stock or any interest therein; (ii) grant any proxies or powers of attorney with respect to the subject matter of the Voting Agreement, deposit any Common Stock into a voting trust or enter into a voting agreement with respect to any Common Stock; or (iii) take any action that would, as determined in the sole discretion of such Stockholder, be expected to make any representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect or that would, as determined in the sole discretion of such Stockholder, have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Voting Agreement. The foregoing restrictions are subject to certain permitted exceptions as set forth in the Voting Agreement.

         The Voting Agreement shall terminate at the earliest to occur of the following: (i) the Effective Time (as defined in the Merger Agreement); (ii) the termination or expiration of the Merger Agreement; (iii) the exercise by the Board of Directors of the Company and the Company of their respective rights specified in Sections 6.5(c) and 11.1(c) of the Merger Agreement.

         The discussion in this Schedule 13D of the Merger Agreement and the Voting Agreement and each of the principal terms thereof is subject to, and is qualified in its entirety by reference to, the Merger Agreement and the Voting Agreement, each of which are incorporated herein by this reference and each of which are filed as exhibits hereto.

         Except as disclosed in Item 3 and this Item 4 of this Schedule 13D, Mr. Amin presently does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5     INTEREST IN SECURITIES OF THE ISSUER

         (a) Except as set forth in this paragraph, Mr. Amin is the beneficial owner of 571,316 shares of the Common Stock (the "Shares"), which represents approximately 12.2% of the outstanding shares of the Common Stock. Of such Shares, Mr. Amin disclaims beneficial ownership of 132,780 shares which he holds of record solely in his capacity as trustee for the benefit of certain of his family members. The percentage of shares of Common Stock beneficially owned by Mr. Amin has been calculated based upon 4,692,000 shares of Common Stock issued and outstanding on March 31, 2000 as reported by the Company on its Form 10-Q filed with the Commission on May 15, 2000.

         (b) Pursuant to the Voting Agreement, Mr. Amin may be deemed, as to certain matters, to share voting power of the Shares with Lions Gate. Otherwise, except as

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set forth in Items 4 and 6 of this Schedule 13D, Mr. Amin has the sole power to vote or direct the vote of, and dispose or direct the disposition of, the Shares.

         (c) Except as disclosed in Item 4 hereof, Mr. Amin has not effected any transaction in the Common Stock during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as otherwise set forth in this Schedule 13D (and the agreements referenced herein which are incorporated herein by this reference), to the knowledge of Mr. Amin, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or a contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Agreement and Plan of Merger, dated June 6, 2000, by and among Lions Gate Entertainment Corp., Trimark Holdings, Inc. and LGE Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Commission on June 16, 2000).

Exhibit 99.2 Trimark Stockholders Voting Agreement, dated June 6, 2000, by and among Lions Gate Entertainment Corp., Mark Amin and Reza Amin (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K filed with the Commission on June 16, 2000).

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2000

                                            By:  /s/ Reza Amin
                                                 -----------------------------
                                                 Name:  Reza Amin,
                                                        an individual

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                                  Exhibit Index

      Document                                                                             Exhibit No.
      --------                                                                             -----------

      Agreement and Plan of Merger, dated June 6, 2000, by and among Lions Gate                99.1
      Entertainment Corp., Trimark Holdings, Inc. and LGE Merger Sub, Inc.
      (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Commission on June 16, 2000)

      Trimark Stockholders Voting Agreement, dated June 6, 2000, by and among                  99.2
      Lions Gate Entertainment Corp., Mark Amin and Reza Amin (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K
      filed with the Commission on June 16, 2000)